Exhibit 99.46

ASX Market Announcement

Mike Tonroe - Company Secretary Resignation

Melbourne, Australia, 4 July 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease advises that Mr Michael Tonroe has resigned as Chief Financial Officer (CFO) and Company Secretary of the Company to pursue other opportunities.

The Company will commence a search process for a new CFO and Company Secretary with requisite dual ASX and Nasdaq listed company expertise, with a specific focus on managing global sales and will provide a further market update in due course.

Mr Tonroe leaves GTG at a time of expansion in its geneType brand internationally and emerging presence in the US and European market and with US payers. The Company’s direct-to-consumer EasyDNA brand continues to capitalize on growth opportunities in the US, Europe and Asia.

Simon Morriss, CEO of GTG commented on behalf of the GTG team “Mike joined GTG in 2021 and has become a valued member of the Executive team. Mike has played a key role in driving our commercialisation and acquisition strategies. We extend our appreciation to Mike for his outstanding contributions to the Company during his tenure and wish him well in his future endeavours.”

Mr Tonroe will remain Company Secretary and CFO until the completion of the transition of duties to an interim or permanent replacement with global sales experience will be actively recruited.

-END-

Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations

Justin Foord

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E: justin.foord@marketeye.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000